THE3RDBEVCO, INC.

December 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The3rdBevco Inc.
Amendment No. 5 Offering Statement on Form 1-A Filed November 30, 2020 File No. 024-11278

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 6 to the offering statement on Form 1-A (“Amendment No. 6”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated December 8, 2020 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on November 30, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 6. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 6.

Amendment No. 5 to Offering Statement on Form 1-A filed November 30, 2020

General

1.	Please file as correspondence, a response letter that addresses each of the comments contained in this letter. Also, in future filings, please file as correspondence a letter that addresses each of our comments.

Please allow this letter to stand as our correspondence in response to your comments.

2.	We note your response to prior comment 1. Please continue to revise your filing to clearly and consistently describe the securities in this offering. For example,

●	On the cover page: (1) revise the reference highlighted in bold on the cover page to "Maximum Offering of 10,000,000 Units by the Company;" (2) in the paragraph above the table, revise to disclose that there is no market for your "units, warrants," and common stock; and (3) you expect to commence the sale of the "units" instead of "shares" within two calendar days.

●	In the Plan of Distribution and Selling Securityholder section: (1) explain your disclosure "unless an amendment is properly filed with the Commission;" and (2) disclose that the "units" instead of "shares" are intended to be sold directly through the efforts of your officers and directors.

We have corrected these inconsistencies throughout. We have also removed reference to any amendment.

Exhibit

3.	Please include a currently dated auditor's consent pursuant to Item 17.11 of Part III to Form 1-A.

We have included an updated consent from the auditor.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Peter Scalise
Peter Scalise, CEO
The3rdBevCo, Inc.

cc:   William R. Eilers, Esq.